UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

ARCO PLATFORM LIMITED

(Name of Issuer)

Class A common shares, par value $0.00005 per share

(Title of Class of Securities)

G04553106

(CUSIP Number)

Ari de Sá Cavalcante Neto

Rua Augusta 2840, 16th floor

Consolação, São Paulo – SP, 01412-100

Brazil

With a copy to:
Manuel Garciadiaz

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

(212) 450-4000

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

December 7, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G04553106

1	NAME OF REPORTING PERSON ASCN Investments Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See instructions) CO

CUSIP No. G04553106

1	NAME OF REPORTING PERSON Ari de Sá Cavalcante Neto
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See instructions) IN

Explanatory Note

This Amendment No. 5 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D of ASCN Investments Ltd. and Ari de Sá Cavalcante Neto (together, the “Reporting Persons”, and each, a “Reporting Person”) initially filed with the Securities and Exchange Commission on December 2, 2022, as amended by Amendment No. 1 filed on January 11, 2023, Amendment No. 2 filed on February 24, 2023, Amendment No. 3 filed on May 1, 2023, and Amendment No. 4 filed on August 14, 2023 (as so amended, the “Schedule 13D”), with respect to the Class A common shares, par value $0.00005 per share (the “Class A common shares”), of Arco Platform Limited, a Cayman Islands exempted company incorporated with limited liability (the “Issuer”), whose principal executive offices are located at Rua Augusta 2840, 16th floor, Consolação, São Paulo – SP, 01412-100, Brazil.

Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D. Except as set forth below, all previous Items and disclosures set forth in the Schedule 13D remain unchanged.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

On December 7, 2023, the Issuer filed the plan of merger (“Plan of Merger”) with the Registrar of Companies of the Cayman Islands, which was registered by the Registrar of Companies of the Cayman Islands as of December 7, 2023, pursuant to which the Merger became effective on December 7, 2023. In the Merger, Merger Sub merged with and into the Issuer, with the Issuer continuing as the surviving company (the “Surviving Company”). As a result of the Merger, the Issuer ceased to be a publicly traded company and became a privately held company and wholly owned subsidiary of Parent, beneficially owned by the Consortium and certain other rollover shareholders.

At the effective time of the Merger (the “Effective Time”), each common share issued and outstanding immediately prior to the Effective Time including any holdback common shares issuable to former shareholders of INCO Limited under the Isaac EPA (as defined in the Merger Agreement), was cancelled in exchange for the right to receive $14 in cash per share without interest (the “Per Share Merger Consideration”), except for (i) common shares beneficially owned by Parent or Merger Sub (including any common shares owned by General Atlantic, Dragoneer, the Reporting Persons, Oto Brasil de Sá Cavalcante and OSC Investments Ltd., any of their respective subsidiaries and certain other rollover shareholders, which were contributed to Parent in exchange for Parent equity immediately prior to the Effective Time which will be cancelled for no consideration; (ii) common shares owned by the Issuer or any subsidiary of the Issuer as treasury shares as of immediately prior to the Effective Time, which were cancelled for no consideration; (iii) common shares reserved for issuance, settlement and allocation by the Issuer upon exercise or vesting of any equity awards of the Issuer, which were treated as contemplated by Section 2.04 of the Merger Agreement; and (iv) common shares owned by holders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger pursuant to Section 238 of the Companies Law of the Cayman Islands; and (B) each ordinary share of Merger Sub issued and outstanding immediately prior to the Effective Time was converted into one ordinary share, par value $0.00005 per share, of the Surviving Company.

As a result of the Merger, the Class A common shares will no longer be listed on any securities exchange or quotation system, including the Nasdaq Global Select Market (“Nasdaq”) and the Issuer will cease to be a publicly traded company. On December 7, 2023, Nasdaq filed an application on Form 25 with the SEC to withdraw registration of the Class A common shares under the Exchange Act. The deregistration will become effective 90 days after the filing of Form 25, or such shorter period as may be determined by the SEC. The Issuer intends to suspend its reporting obligations under the Exchange Act by filing a Form 15 with the SEC in approximately 10 days following the filing of the Form 25. The Issuer’s reporting obligations under the Exchange Act will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration becomes effective.

The consummation of the Merger and the other transactions described in this Item 4 have resulted or will result in a number of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D with respect to the Issuer, including the acquisition or disposition of securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, a change to the board of directors of the Issuer (as the Surviving Company), causing a class of securities of the Issuer to be delisted from a national securities exchange, a class of equity securities of the Issuer becoming eligible for termination of registration and a change in the Issuer’s memorandum and articles of association to reflect that the Issuer has become a privately held company.

In connection with the closing of the Merger, Parent, the Consortium and certain other rollover shareholders entered into a short-form Contribution and Subscription Agreement, dated as of December 7, 2023 (the “Contribution Agreement”), which provides for (i) the contribution of certain shares of the Issuer owned by the Consortium and certain other rollover shareholders to Parent in exchange for shares of Parent and (ii) cash funding from General Atlantic and Dragoneer to Parent in exchange for additional shares in Parent. The information in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the Contribution Agreement, a copy of which is attached hereto as Exhibit 1 and which is incorporated herein by reference in its entirety.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

The information set forth in Item 4 of this Amendment is incorporated herein by reference.

(a)-(b) As of the date of this Amendment, the Reporting Persons do not beneficially own any Class A common shares or Class B common shares of the Issuer or have voting or dispositive power over any Class A common shares or Class B common shares of the Issuer.

(c) Except as otherwise described herein, none of the Reporting Persons has effected any transactions in the shares during the past 60 days.

(d) Not applicable.

(e) At the Effective Time, each of the Reporting Persons ceased to be the beneficial owner of more than 5% of either Class A common shares or Class B common shares.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

The information set forth in Item 4 of this Amendment is incorporated herein by reference.

Item 7. Materials to be Filed as Exhibits.

Exhibit 1*:	The Contribution Agreement

*Schedules and exhibits to the Contribution Agreement have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The registrant will furnish copies of any such schedules or exhibits to the U.S. Securities and Exchange Commission upon request.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 8, 2023

ASCN INVESTMENTS LTD.

By:	/s/ Ari de Sá Cavalcante Neto
Name:	Ari de Sá Cavalcante Neto
Title:	Director

/s/ Ari de Sá Cavalcante Neto
Ari de Sá Cavalcante Neto